UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41660

YanGuFang International Group Co., Ltd.

3/F, Building 3

33 Suhong Road, Minhang District

Shanghai, China, 201100

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note

Mr. Jiangping Xiao, an independent director of YanGuFang International Group Co., Ltd. (the “Company”), resigned from the board of directors of the Company (“Board”) and all committees thereof, due to personal reasons, effective January 16, 2024. On January 18, 2024, the Board accepted Mr. Xiao’s resignation. Mr. Xiao’s resignation was not due to any disagreement on any matter relating to the Company’s operations, policies or practices.

On January 19, 2024, the Company received a deficiency notice (the “Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, as a result of the resignation of Mr. Xiao from the Board and the audit committee of the Board (the “Audit Committee”), the Company is no longer in compliance with Nasdaq’s independent director and audit committee requirement as set forth in Listing Rule 5605. The Notice states that, consistent with Listing Rule 5605(b)(1)(A) and 5605(c)(4), Nasdaq will provide the Company a cure period until the earlier of the Company’s next annual shareholders’ meeting or January 16, 2025 to regain compliance; provided that if the next annual shareholders’ meeting is held before July 15, 2024, then the Company must evidence compliance no later than July 15, 2024.

If compliance is not achieved by the expiration of the cure period, the Company’s securities will be subject to delisting. At that time, the Company may appeal the delisting determination to a Hearings Panel. We plan to search for candidates and fill in the vacancy on the Board and the Audit Committee within the cure period provided by Nasdaq.

The Notice has no immediate impact on the listing of the Company’s ordinary shares on Nasdaq.

As previously reported, on November 15, 2023, the Company received written notice from Nasdaq notifying the Company of its noncompliance with the Nasdaq Listing Rule 5250 (c)(1) for continued listing due to its failure to file its Annual Report on the Form 20-F for the fiscal year ended June 30, 2023 in a timely manner. On January 19, 2024, the Company submitted its plan of compliance to Nasdaq.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YanGuFang International Group Co., Ltd.

Date: January 22, 2024	By:	/s/ Ya Zhang
	Name:	Ya Zhang
	Title:	Interim Chief Executive Officer

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